SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             [Amendment No. ______]

                              VALLEY SYSTEMS, INC.
                              (Name of the Issuer)

                              VALLEY SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

Common Stock, par value $.01                         920135100
Title of Class of Securities)              (CUSIP Number of Class of Securities)
                           B. Joseph Alley, Jr., Esq.
                          Arnall Golden & Gregory, LLP
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3450
                                 (404) 873-8688
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of person(s)filing statement

    This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
        240.13e-(c)] under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies:[x].

                            Calculation of Filing Fee

Transaction valuation* $29,800,771               Amount of Filing Fee  $5,960.15

      * Based on the cash value of the fractional shares expected to be created by the Rule 13e-3 transaction.

    [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount Previously Paid:            $5,960.15
          Form or Registration No.:          Schedule 14C Information Statement
          Filing Party:                      Valley Systems, Inc.
          Date Filed:                        October 13, 1998

                                  INTRODUCTION

         This Rule 13E-3 Transaction Statement (the "Statement") is being filed by Valley Systems, Inc. (the "Company") with respect to the class of equity securities of the Company that is subject to a Rule 13e-3 transaction, (Common Stock, $.01 par value. Simultaneously with the filing of this Statement, the Company is filing a Preliminary Information Statement and Schedule 14C with the Securities and Exchange Commission. The Information Statement is to be furnished to stockholders of the Company in connection with action to be taken by written consent of stockholders with respect to the proposed sale of substantially all of the Company's assets to HydroChem Industrial Services, Inc., a Delaware corporation.

         The cross reference sheet herein is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Information Statement of the information required to be included in response to the items of this Statement. The information in the Preliminary Information Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the contents thereof.

                     CROSS REFERENCE SHEET SHOWING LOCATION
               IN PRELIMINARY INFORMATION STATEMENT OF INFORMATION
                       REQUIRED BY ITEMS IN SCHEDULE 13E-3

Schedule 13E-3 Item and Caption                         Location in Information Statement

1.  Issuer and Class of Security Subject to the
    Transaction
    (a)-(d)                                             "Cover Page;" "Available Information and Sources of
                                                        Information;" "Market and Market Price for Valley Common
                                                        Stock"

    (e)                                                 Not Applicable

    (f)                                                 "Common Stock Repurchases"

2.  Identity and Background                             This Preliminary Information Statement is being filed by the Issuer of the class of equity securities which is the subject of this Rule
                                                        13e-3 transaction.

    (a)-(g)                                             Not Applicable

3.  Past Contacts, Transactions or Negotiations

    (a)                                                 Not Applicable
    (b)                                                 "Special Factors - History of the Sale"

4.  Terms of the Transaction                            "The Sale;" "Special Factors;" "The Asset Purchase
                                                        Agreement"

5.  Plans or Proposals of  the Issuer or Affiliate      "The Sale;" "Special Factors"

6.  Source and Amounts of Funds or Other Consideration  "The Sale - Estimated Expenses; Distribution of Sale
                                                        Proceeds"

7.  Purpose(s), Alternatives, Reasons and Effects       "Special Factors"

8.  Fairness of the Transaction                         "Special Factors"

9.  Reports,  Opinions,  Appraisals  and  Certain       No report,  opinion  or  appraisal   materially   related  to
    Negotiations                                        this  Rule  13e-3 transaction has been received by the Issuer.

10. Interest in Securities of the Issuer                "Beneficial Ownership of Voting Securities"

11. Contracts, Arrangements or Understandings with      "Special  Factors -Interests of Certain Persons in the
     Respect to the Issuer's  Securities                Sale"

12. Present Intention and Recommendation of Certain     Not Applicable
    Persons with Regard to the Transaction

13. Other Provisions of the Transaction

    (a)                                                 "No Rights of Dissenting Stockholders"

    (b)-(c)                                             Not Applicable

Schedule 13E-3 Item and Caption                         Location in Information Statement

14. Financial Information

    (a)                                                 "Selected Financial Data;" Financial Statements contained
                                                        in Issuer's Form 10-K for the fiscal year ended June 30,
                                                        1998

    (b)                                                 Not Applicable

15. Persons and Assets Employed, Retained or Utilized   Not Applicable

16. Additional Information                              Information Statement in its entirety

17. Material to be Filed as Exhibits                    Separately included herewith

Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a)-(d) The information set forth on the Cover Page and under the captions "Available Information and Sources of Information" and "Market and Market Price for Valley Common Stock" of the Preliminary Information Statement is incorporated herein by reference.

         (e)      Not Applicable

         (f)  The   information  set  forth  under  the  caption  "Common  Stock
Repurchases" of the Preliminary Information Statement is incorporated herein by reference.

Item 2.   Identity and Background.

         This Preliminary Information Statement is being filed by the Issuer of the class of equity securities which is the subject of this Rule 13e-3 transaction.

         (a)-(g)   Not Applicable

Item 3.  Past Contacts, Transactions or Negotiations.

         (a)      Not Applicable

         (b) The information set forth under the caption "Special Factors - History of the Sale" of the Preliminary Information Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         The information set forth under the captions "The Sale," "Special Factors" and "The Asset Purchase Agreement" of the Preliminary Information Statement is incorporated herein by reference.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         The information set forth under the captions "The Sale" and "Special Factors" of the Preliminary Information Statement is incorporated herein by reference.

Item 6.  Source and Amounts of Funds or Other Consideration.

         The  information  set forth  under the  caption  "The Sale -  Estimated
Expenses;   Distribution  of  Sale  Proceeds"  of  the  Preliminary  Information
Statement is incorporated herein by reference.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         The information set forth under the caption "Special Factors" of the Preliminary Information Statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         The information set forth under the caption "Special Factors" of the Preliminary Information Statement is incorporated herein by reference.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

          No report, opinion or appraisal materially related to this Rule 13e-3 transaction has been received by the Issuer.

Item 10. Interest in Securities of the Issuer.

         The information set forth under the caption "Beneficial Ownership of Voting Securities" of the Preliminary Information Statement is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         The information set forth under the caption "Special Factors - Interests of Certain Persons in the Sale" of the Preliminary Information Statement is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         Not Applicable

Item 13. Other Provisions of the Transaction.

         (a) The information set forth under the caption "No Rights of Dissenting Stockholders" of the Preliminary Information Statement and Financial Statements contained in Issuer's Form 10-K for the fiscal year ended June 30, 1998 (which is incorporated by reference into the Information Statement) are incorporated herein by reference.

         (b)-(c)  Not Applicable

Item 14. Financial Information.

         (a) The information set forth under the caption "Selected Financial Data" of the Preliminary Information Statement is incorporated herein by reference.

         (b)      Not Applicable

Item 15.          Persons and Assets Employed, Retained or Utilized.

         Not Applicable

Item 16.          Additional Information.

         The information set forth in the Preliminary Information Statement in its entirety is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

         (a), (b), (c), (e) and (f) Not Applicable

         (d)      Preliminary Information Statement

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 VALLEY SYSTEMS, INC.



Date:   October  13, 1998        By:ED STRICKLAND
                                    Ed Strickland
                                    President and Chief Executive Officer

                                  EXHIBIT INDEX


EXHIBIT                         DESCRIPTION                             PAGE

(a), (b), (c), (e) and (f)      Not Applicable

(d)                             Preliminary Information Statement